180 LIFE SCIENCES CORP.

3000 El Camino Real

Bldg. 4, Suite 200

Palo Alto, CA 94306

February 7, 2024

Division of Corporation Finance	VIA EDGAR

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	180 Life Sciences Corp.

Form S-1 Registration Statement

File No. 333-276796

Acceleration Request

Request Date: February 9, 2024

Request Time: 11:00 a.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 180 Life Sciences Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective at 11:00 a.m. Eastern Standard Time, Friday, February 9, 2024, or as soon thereafter as practicable.

Please contact Mr. David M. Loev of The Loev Law Firm, PC at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Ozan Pamir
Ozan Pamir
Chief Financial Officer